Michael Best & Friedrich LLP Attorneys at Law
100 East Wisconsin Avenue Suite 3300 Milwaukee, WI 53202-4108 Phone 414.271.6560 Fax 414.277.0656
Geoffrey R. Morgan Direct 414.225.2752 Email grmorgan@michaelbest.com

July 11, 2005

Via EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Re:
Acceleration of Effectiveness of Registration Statement of Merge Technologies
Incorporated Registration Statement on Form S-3; File Number 333-125603

Dear Sir or Madam:

        As counsel to Merge Technologies Incorporated (the "Registrant"), we hereby request acceleration of effectiveness of the Registration Statement filed on Form S-3 by the Registrant to 10:00 a.m., Eastern Time on July 12, 2005.

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), we hereby confirm on behalf of the Registrant that the Registrant is aware of its obligations under the Act.

        If you have any questions, please do not hesitate to call the undersigned at (414) 225-2752.

Sincerely,
MICHAEL BEST & FRIEDRICH LLP
By:	/s/ GEOFFREY R. MORGAN Geoffrey R. Morgan
GRM:mkb